

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2025

Michael C. Crapps
Chief Executive Officer
First Community Corporation
5455 Sunset Blvd.
Lexington, SC 29072

> **Re: First Community Corporation**
> **Registration Statement on Form S-4**
> **Filed September 10, 2025**
> **File No. 333-290152**

Dear Michael C. Crapps:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at 202-551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Brittany M. McIntosh